Impact Shares Trust I

5950 Berkshire Lane, Suite 1420

Dallas, Texas 75225

October 6, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Impact Shares Trust I (the “Trust”)

File Nos. 333-221764, 811-23312

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration

Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of:

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Post-Effective Amendment No. 24 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-22-260308) on October 11, 2022;

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Post-Effective Amendment No. 26 (the “First Delaying Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-22-310723) on December 22, 2022;

•

Post-Effective Amendment No. 27 (the “Second Delaying Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-23-013009) on January 23, 2023;

•

Post-Effective Amendment No. 28 (the “Third Delaying Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-23-043376) on February 21, 2023;

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Post-Effective Amendment No. 29 (the “Fourth Delaying Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-23-075544) on March 21, 2023;

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Post-Effective Amendment No. 30 (the “Fifth Delaying Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-23-106128) on April 19, 2023;

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Post-Effective Amendment No. 31 (the “Sixth Delaying Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-23-147794) on May 18, 2023;

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Post-Effective Amendment No. 32 (the “Seventh Delaying Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-23-167557) on June 15, 2023;

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Post-Effective Amendment No. 33 (the “Eighth Delaying Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-23-186431) on July 13, 2023;

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Post-Effective Amendment No. 34 (the “Ninth Delaying Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-23-208512) on August 10, 2023; and

•

Post-Effective Amendment No. 36 (the “Tenth Delaying Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Commission (Accession No. 0001193125-23-231654) on September 8, 2023.

for the purpose of, inter alia, registering shares of the Impact Shares Climate Risk Reinsurance ETF (the “Fund”) as a new series of the Trust.

No information in the Amendment (or any of the ten delaying amendments) was intended to amend or supersede any prior filing relating to any other series of the Trust, nor is this request to withdraw the Amendment (or any of the ten delaying amendments) intended to amend or supersede any filing relating to any other series of the Trust.

No shares of the Fund were sold in connection with the Amendment (or any of the ten delaying amendments). The Trust has determined not to proceed with the offering of the shares of the Fund at this time.

If you have any questions or require further information, please contact Ethan Powell at (469) 442-8424.

Sincerely,

/s/ Ethan Powell
Ethan Powell President and Treasurer Impact Shares Trust I